Expense Limitation Agreement

December 29, 2010

To:           Dblaine Investment Trust
806 Harvest Trail
Buffalo, MN 55313

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Dblaine Fund (the "Fund") pursuant to a Management Agreement dated as of November 30, 2009.

Effective December 29, 2010, through December 31, 2011, we hereby agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; and extraordinary expenses) at 1.25% of average daily net assets for Class A shares, 2.00% of average daily net assets for Class C shares and 1.00% of average daily net assets for Class I shares.  Additionally, this Expense Limitation Agreement may not be terminated by Dblaine Capital, LLC, but may be terminated by the Fund's Board of Trustees, on 60 days written notice to Dblaine Capital, LLC.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, DBLAINE CAPITAL, LLC By:/s/ David B. Welliver Name: David B. Welliver, Manager

Acceptance

The foregoing Expense Limitation Agreement is hereby accepted.

DBLAINE INVESTMENT TRUST By: /s/ David B. Welliver Name: David B. Welliver, President

664800.1